Filed Pursuant to Rule 433

Registration Statement No. 333-237705

FOR IMMEDIATE RELEASE

Investor Contact	Media Contact
Paul T. Luther	Paul Erwin
(412) 553-1950	(412) 553-2666
Paul.Luther@howmet.com	Paul.Erwin@howmet.com

Howmet Aerospace Announces $1.5 Billion Share Repurchase Authorization, Proposed Debt Offering, and Cash Tender Offer for 2025 Notes

Key Announcements

Howmet Aerospace today announced:

•         Authorization of an additional share repurchase program for up to $1.5 billion of its outstanding common stock

•         Launch of a proposed debt offering

•         Launch of a cash tender offer to purchase a portion of its outstanding 6.875% Notes due 2025

PITTSBURGH, PA, August 18, 2021 – Howmet Aerospace Inc. (“Howmet Aerospace” or the “Company”) (NYSE: HWM) today announced a number of capital allocation actions.

The Board of Directors of Howmet Aerospace authorized an additional share repurchase program for up to $1.5 billion of its outstanding common stock. After giving effect to the additional authorization, the Company has a total of up to $1.577 billion repurchase authorization available.

Howmet Aerospace also today announced the launch of a proposed offering (the “Proposed Offering”) of notes (the “New Notes”). The Company intends to use the net proceeds from the Proposed Offering, along with cash on hand if necessary, to fund the purchase price for up to $600 million in aggregate principal amount of its outstanding 6.875% Notes due 2025 (the “Existing 2025 Notes”) to the extent tendered and accepted by the Company for purchase in the cash tender offer (the “Tender Offer”), and to pay related transaction fees, including applicable premiums and expenses.

Howmet Aerospace has delivered positive operating profit and cash generation despite the impact of COVID-19 on its end markets since it completed the separation of Arconic Corporation on April 1, 2020. The increased share repurchase authorization reflects the Company’s confidence in its current liquidity position and positive outlook for free cash flow. Assuming completion of the Proposed Offering at anticipated market rates and full tender into the Company’s offer to purchase of $600 million aggregate principal amount of the Existing 2025 Notes, the Company anticipates that the proposed debt actions will result in a reduction of annual interest expense and better spread out the Company’s debt maturities over the next several years.

Board of Directors Authorized Additional $1.5 Billion Common Stock Share Repurchase Program

The Company announced today that its Board of Directors has authorized an additional share repurchase program of up to $1.5 billion of its outstanding common stock (which is in addition to the $77 million remaining under the prior share repurchase authorization). The Company currently has approximately 429 million shares of common stock outstanding.

Under its share repurchase programs, the Company may repurchase shares from time to time, in amounts, at prices, and at such times as the Company deems appropriate, subject to market conditions, legal requirements and other considerations, including limits under the Company’s $1.0 billion Five-Year Revolving Credit Agreement. There is no stated expiration for the share repurchase programs. The Company is not obligated to repurchase any specific number of shares or to do so at any particular time, and the share repurchase programs may be suspended, modified or terminated at any time without prior notice. For more information, please see the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 18, 2021.

Launched Proposed Debt Offering

On August 18, 2021, the Company announced the launch of the Proposed Offering of New Notes. The timing of pricing and terms of the New Notes are subject to market conditions and other factors.

The Company intends to use the net proceeds from the Proposed Offering, along with cash on hand if necessary, to fund the purchase price for up to $600 million in aggregate principal amount of its Existing 2025 Notes (the 6.875% Notes due 2025) to the extent tendered and accepted by the Company for purchase in the Tender Offer also announced today, and to pay related transaction fees, including applicable premiums and expenses. If there are any net proceeds remaining from the Proposed Offering, including if the Tender Offer is not consummated, the Company intends to use such funds for general corporate purposes, which may include the repayment and/or repurchase of certain of its outstanding securities as may be determined by the Company’s management. The Proposed Offering is not conditioned upon the consummation of the Tender Offer.

Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, BMO Capital Markets Corp., BNP Paribas Securities Corp., Fifth Third Securities, Inc., Mizuho Securities USA LLC and Truist Securities, Inc. are acting as joint book-running managers for the Proposed Offering.

Launched Cash Tender Offer to Purchase a Portion of its Outstanding 6.875% Notes due 2025

On August 18, 2021, the Company announced that it has commenced a Tender Offer to purchase up to $600,000,000 aggregate principal amount of its Existing 2025 Notes (the 6.875% Notes due 2025) on the terms set forth in the table below.

Series of Notes	CUSIP Number/ISIN Number	Aggregate Principal Amount Outstanding	Cap Amount(1)	Tender Consideration(2)	Early Tender Premium(2)	Total Consideration(2)(3)
6.875% Notes due 2025	443201AA6 / US443201AA64	$1,200,000,000	$600,000,000	$1,125.00	$50.00	$1,175.00

(1)	Represents maximum aggregate principal amount of Existing 2025 Notes to be accepted for purchase by Howmet Aerospace, exclusive of accrued and unpaid interest.

(2)	Per $1,000 principal amount of Existing 2025 Notes validly tendered (and not validly withdrawn) and accepted for purchase by Howmet Aerospace. Excludes accrued and unpaid interest, which will be paid on Existing 2025 Notes accepted for purchase by Howmet Aerospace as described below.

(3)	Includes the $50.00 early tender premium.

Howmet Aerospace intends to fund the Tender Offer with net proceeds from the Proposed Offering.

Howmet Aerospace will not be obligated to accept for purchase any Existing 2025 Notes pursuant to the Tender Offer unless certain conditions are satisfied or waived by Howmet Aerospace, including (1) entry by Howmet Aerospace at or prior to the expiration date (or early tender deadline, if Howmet Aerospace elects to have an early settlement) into a definitive contract providing for the receipt by Howmet Aerospace, on terms satisfactory to it in its sole discretion subject to applicable law, of a minimum of $700 million in gross proceeds from the Proposed Offering and (2) the receipt by Howmet Aerospace at or prior to the final settlement date (or early settlement date, if Howmet Aerospace elects to have an early settlement) of a minimum of $700 million in gross proceeds from the Proposed Offering upon fulfillment of customary conditions. The Tender Offer is not conditioned on any minimum amount of Existing 2025 Notes being tendered. Subject to applicable law, Howmet Aerospace may amend, extend or terminate the Tender Offer in its sole discretion.

The Tender Offer is being made solely pursuant to the terms and conditions set forth in an Offer to Purchase, dated August 18, 2021 (the “Offer to Purchase”). Holders of the Existing 2025 Notes are urged to carefully read the Offer to Purchase before making any decision with respect to the Tender Offer.

The offer will expire at midnight (end of day), New York City time, on September 15, 2021, unless extended, earlier expired or terminated by Howmet Aerospace (such time and date, as the same may be extended, earlier expired or terminated by Howmet Aerospace in its sole discretion, subject to applicable law, the “expiration date”). Tendered Existing 2025 Notes may be withdrawn at or prior to 5:00 p.m., New York City time, on August 31, 2021, by following the procedures in the Offer to Purchase, but may not thereafter be validly withdrawn, except as provided for in the Offer to Purchase or required by applicable law.

Holders of Existing 2025 Notes must validly tender and not validly withdraw their Existing 2025 Notes at or prior to 5:00 p.m., New York City time, on August 31, 2021 (such time and date, as the same may be extended by Howmet Aerospace in its sole discretion, subject to applicable law, the “early tender deadline”) in order to be eligible to receive the total consideration, which includes the early tender premium for the Existing 2025 Notes of $50.00 per $1,000 principal amount of Existing 2025 Notes tendered. Holders who validly tender their Existing 2025 Notes after the early tender deadline and at or prior to the expiration date will be eligible to receive only the tender consideration, as set forth in the table above. Accrued and unpaid interest will be paid on all Existing 2025 Notes validly tendered and accepted for purchase from the last interest payment date up to, but not including, the applicable settlement date.

If purchasing all of the validly tendered and not validly withdrawn Existing 2025 Notes on the applicable settlement date would cause the tender cap to be exceeded on such settlement date, Howmet Aerospace will accept for purchase such Existing 2025 Notes on a pro rata basis, so as to not exceed the tender cap (with adjustments to avoid the purchase of Existing 2025 Notes in a principal amount other than in integral multiples of $1,000 or the return to any holders of an amount less than the minimum denomination).

If proration of the tendered Existing 2025 Notes is required, Howmet Aerospace will determine the final proration factor as soon as practicable after the early tender deadline or the expiration date, as applicable, and after giving effect to any increase or decrease in, or elimination of, the tender cap (which Howmet Aerospace reserves the right, but is under no obligation, to do at any time without extending the withdrawal deadline, subject to applicable law).

Howmet Aerospace reserves the right, but is under no obligation, at any time after the early tender deadline and before the expiration date, to accept for purchase Existing 2025 Notes that have been validly tendered and not validly withdrawn at or prior to the early tender deadline on the early settlement date. Howmet Aerospace currently expects the early settlement date, if any, to occur on September 2, 2021. If Howmet Aerospace chooses to exercise its option to have an early settlement date, Howmet Aerospace will purchase any remaining Existing 2025 Notes that have been validly tendered and not validly withdrawn after the early tender deadline and at or prior to the expiration date, subject to the tender cap and all conditions to the Tender Offer having been satisfied or waived by Howmet Aerospace, on a date following the expiration date. The final settlement date is expected to occur promptly following the expiration date, and is currently expected to occur on September 17, 2021, unless extended by Howmet Aerospace. If Howmet Aerospace chooses not to exercise its option to have an early settlement date, Howmet Aerospace will purchase all Existing 2025 Notes that have been validly tendered and not validly withdrawn at or prior to the expiration date, subject to the tender cap and all conditions to the Tender Offer having been satisfied or waived by Howmet Aerospace, on the final settlement date. Tenders of Existing 2025 Notes submitted after the expiration date will not be valid.

Howmet Aerospace has retained J.P. Morgan Securities LLC, Citigroup Global Markets Inc. and BMO Capital Markets Corp. to act as lead dealer managers and Global Bondholder Services Corporation to act as the tender and information agent for the Tender Offer.

The Company has filed a registration statement (including a preliminary prospectus supplement and the accompanying prospectus) with the SEC for the Proposed Offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the accompanying prospectus included in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and the Proposed Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company or the underwriters will arrange to send you the preliminary prospectus supplement and the accompanying prospectus if you request it by calling Citigroup Capital Markets Inc. toll-free at (800) 831-9146 or by email at prospectus@citi.com, Goldman Sachs & Co. LLC toll-free at (866)-471-2526, J.P. Morgan Securities LLC toll-free at (212)-834-4533, or Morgan Stanley & Co. LLC toll-free at (866) 718-1649. This press release does not constitute an offer to buy the Existing 2025 Notes and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which, or to any persons to whom, such an offer, solicitation or sale would be unlawful. For additional information regarding the terms of the Tender Offer, please contact J.P. Morgan Securities LLC collect at (212) 834-3424 or toll-free at (866) 834-4666; Citigroup Global Markets Inc. collect at (212) 702-1840 or toll-free at (800) 558-3745; or BMO Capital Markets Corp. collect at (212) 702-1840 or toll-free at (833) 418-0762. Requests for copies of the Offer to Purchase and questions regarding the tendering of Existing 2025 Notes may be directed to Global Bondholder Services Corporation at (212) 430-3774 (for banks and brokers) or 866-807-2200 (all others, toll-free) or email contact@gbsc-usa.com.

None of Howmet Aerospace, the tender and information agent, the dealers managers or the trustee for the Existing 2025 Notes (nor any of their respective directors, officers, employees or affiliates) makes any recommendation as to whether holders should tender their Existing 2025 Notes pursuant to the Tender Offer, and no one has been authorized by any of them to make such a recommendation. Holders must make their own decisions as to whether to tender their Existing 2025 Notes, and, if so, the principal amount of Existing 2025 Notes to tender.

About Howmet Aerospace

Howmet Aerospace Inc., headquartered in Pittsburgh, Pennsylvania, is a leading global provider of advanced engineered solutions for the aerospace and transportation industries. The Company’s primary businesses focus on jet engine components, aerospace fastening systems, and titanium structural parts necessary for mission-critical performance and efficiency in aerospace and defense applications, as well as forged wheels for commercial transportation. With nearly 1,150 granted and pending patents, the Company’s differentiated technologies enable lighter, more fuel-efficient aircraft to operate with a lower carbon footprint.

Forward-Looking Statements

This release contains statements that relate to future events and expectations and as such constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include those containing such words as "anticipates," "believes," "could," "estimates," "expects," "forecasts," "goal," "guidance," "intends," "may," "outlook," "plans," "projects," "seeks," "sees," "should," "targets," "will," "would," or other words of similar meaning. All statements that reflect Howmet Aerospace’s expectations, assumptions or projections about the future, other than statements of historical fact, are forward-looking statements, including, without limitation, statements, forecasts and outlook relating to the intended conduct, timing and terms of the Proposed Offering and the Tender Offer, related financing plans and any future actions by Howmet Aerospace in respect of the Existing 2025 Notes subject to the Tender Offer, the condition of end markets, future financial results or operating performance, future strategic actions, Howmet Aerospace's strategies, outlook, and business and financial prospects, future interest expense and any future dividends and repurchases of its debt or equity securities. These statements reflect beliefs and assumptions that are based on Howmet Aerospace’s perception of historical trends, current conditions and expected future developments, as well as other factors Howmet Aerospace believes are appropriate in the circumstances. Forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and changes in circumstances that are difficult to predict, which could cause actual results to differ materially from those indicated by these statements. Such risks and uncertainties include, but are not limited to: (a) uncertainty of the duration, extent and impact of the COVID-19 pandemic on Howmet Aerospace’s business, results of operations, and financial condition; (b) deterioration in global economic and financial market conditions generally, including as a result of pandemic health issues (including COVID-19 and its effects, among other things, on global supply, demand, and distribution disruptions as the COVID-19 pandemic continues and results in an increasingly prolonged period of travel, commercial and/or other similar restrictions and limitations); (c) unfavorable changes in the markets served by Howmet Aerospace; (d) the impact of potential cyber attacks and information technology or data security breaches; (e) the loss of significant customers or adverse changes in customers’ business or financial conditions; (f) manufacturing difficulties or other issues that impact product performance, quality or safety; (g) inability of suppliers to meet obligations due to supply chain disruptions or otherwise; (h) the inability to achieve revenue growth, cash generation, cost savings, restructuring plans, cost reductions, improvement in profitability, or strengthening of competitiveness and operations anticipated or targeted; (i) competition from new product offerings, disruptive technologies or other developments; (j) geopolitical, economic, and regulatory risks relating to Howmet Aerospace’s global operations, including compliance with U.S. and foreign trade and tax laws, sanctions, embargoes and other regulations; (k) the outcome of contingencies, including legal proceedings, government or regulatory investigations, and environmental remediation, which can expose Howmet Aerospace to substantial costs and liabilities; (l) failure to comply with government contracting regulations; (m) adverse changes in discount rates or investment returns on pension assets; and (n) the other risk factors summarized in Howmet Aerospace’s Form 10-K for the year ended December 31, 2020 and other reports filed with the U.S. Securities and Exchange Commission. Market projections are subject to the risks discussed above and other risks in the market. The statements in this release are made as of the date of this release, even if subsequently made available by Howmet Aerospace on its website or otherwise. Howmet Aerospace disclaims any intention or obligation to update publicly any forward-looking statements, whether in response to new information, future events, or otherwise, except as required by applicable law.